VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Withdrawal of Application (the “Application”) for an Order Pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 Under the 1940 Act Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act (File No. 812-15128)

Ladies and Gentlemen:

On May 5, 2020, Tortoise Capital Advisors (“Tortoise”) and certain of its affiliates (collectively, the “Applicants”) filed the Application seeking relief to allow registered funds managed by Tortoise to engage in certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act.

Further to the telephone conversation held on May 14, 2020, between Simpson Thacher & Bartlett LLP and members of the staff of the Division of Investment Management of the Securities and Exchange Commission (the “SEC”), we hereby request, on behalf of all of the Applicants, that the Application be withdrawn and that the SEC take no further action with respect thereto.

Sincerely,

/s/ Jeffrey S. Kruske
Jeffrey S. Kruske

Tortoise Capital Advisors, L.L.C.